Filed by Patriot Coal Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: Patriot Coal Corporation
(Commission File No. 001-33466)

The following is the transcript of a conference call held by Patriot Coal Corporation on April 3, 2008.
Final Transcript
Thomson StreetEvents
Conference Call Transcript PCX. - Patriot Coal Announces Agreement to Acquire Magnum Coal Company Event Date/Time: Apr. 03. 2008 / 11:00AM ET

CORPORATE PARTICIPANTS

 Janine Orf
 Patriot Coal - Director, IR

 Rick Whiting
 Patriot Coal - President and CEO

 Mark Schroeder
 Patriot Coal - SVP and CFO

CONFERENCE CALL PARTICIPANTS

 Jeremy Sussman
 Natexis Bleichroeder - Analyst

 Luther Lu
 Friedman, Billings, Ramsey Group - Analyst

 Paul Forward
 Stifel Nicolaus & Company - Analyst

 Shneur Gershuni
 UBS - Analyst

 David Khani
 Friedman, Billings, Ramsey Group - Analyst

 Wayne Cooperman
 Cobalt Capital - Analyst

 Tariq Yassussi
 Rockbay Capital - Analyst

 Mark Caruso
 Millennium Partners - Analyst

 Michael Goldenberg
 Luminous Management - Analyst

 PRESENTATION

Operator

 Ladies and gentlemen, thank you for standing by and welcome to the Patriot Coal investor conference call.

(OPERATOR INSTRUCTIONS)

I'd like to turn the conference now to Ms. Janine Orf. Please go ahead.

 Janine Orf - Patriot Coal - Director, IR

 Thank you. Good morning and thank you for joining our conference call. I am Janine Orf, Director of Investor Relations for Patriot Coal. With me are Rick Whiting, President and CEO of Patriot, and Mark Schroeder, our Senior Vice President and CFO.

On this call, our comments will be limited to discussing our planned acquisition of Magnum Coal Company. Comments regarding our 2008 first quarter will be addressed during our first quarter earnings call the last week of April. As a reminder, forward-looking statements should be considered, along with the risk factors that we note at the end of our press release, as well as in our annual report on Form 10-K for the year ended December 31, 2007.

Please also note that we will file a proxy statement prospectus with the SEC in connection with the transaction. We urge investors and stockholders to read it when it becomes available, because it will contain important information about the transaction. Before we begin our remarks, I will point out that we have provided PowerPoint slides for you at our website, patriotcoal.com.

While we will not be referring to these slides directly during our prepared remarks, you may find them helpful in understanding the transaction and the combined Patriot-Magnum entity. Now I'd like to turn the call over to Rick Whiting, Patriot's Chief Executive Officer.

 Rick Whiting - Patriot Coal - President and CEO

 Thank you, Janine. Good morning, everyone. I'm glad you could join us for this very important announcement. Yesterday, we announced that Patriot has signed an agreement to acquire Magnum Coal, a leading coal producer in the Eastern United States for approximately 11.9 million shares of our PCX stock.

The purchase price is approximately $709 million, based on yesterday's closing price of PCX common stock and including the assumption of approximately $150 million of Magnum's debt. The acquisition is subject to approval by Patriot's stockholders and certain regulatory agencies. In a few minutes, Mark will give you the financial details and then we will take your questions, but first, let me spend a few minutes here to explain why we are pleased and enthusiastic about this transaction.

Magnum represents an excellent strategic fit for Patriot, bringing together two companies that share a significant business presence in the Eastern U.S., a similar operating culture and a strong commitment to mine safety. We are very familiar with Magnum, its operations and its management team. In the past, we have exchanged coal reserves with Magnum, had contract mining relationships and completed numerous commercial transactions.

We know Paul Vining, Magnum's CEO, and several members of his senior management team very well, all having worked together in the past at Peabody. Magnum is an experienced, reputable coal producer with 1,700 employees and over 600 million tons of proven and probable coal reserves, all in West Virginia in the valuable Central Appalachian region.

In total, Magnum operates 12 mines and seven preparation plants. In its underground mining complexes, Magnum operates Panther, a large long-wall mine and several other underground mines, utilizing continuous miner units.

Magnum also operates surface mines at Hobet, Samples and Apogee, employing both dragline and truck shovel technologies. With its West Virginia operations, many of Magnum's properties are contiguous or near our Patriot operations.

In fact, Magnum's Panther mine is a prime example, as it is contiguous to our Kanawha Eagle complex and related infrastructure on the Kanawha River. This acquisition will allow us to better use our combined reserves and in some cases extend the lives of certain existing mines.

In 2007, Magnum's 16.1 million tons of coal production were sold as thermal coal. Magnum is in the process, however, of increasing its production of high-volatile metallurgical coal and Patriot is well positioned to market these products to our long-established domestic and international customer base.

Given additional sources and loading points, we will have numerous opportunities to optimize current and future contracts. As an example, we have the ability to ship via both the CSX and Norfolk Southern railroads from our Rocklick Complex. With the addition of Magnum's production on the CSX, Rocklick thermal coal can now be diverted to currently more attractive markets on the Norfolk Southern.

As part of Patriot's strategy, we have targeted a larger presence in surface mining to further diversify our asset base. Magnum has significant expertise in surface mining methods, with more than 60% of its current production from surfaced mines. With this acquisition, this expertise can be applied to both Magnum and Patriot reserve holdings.

With the Magnum acquisition, we are not only acquiring physical assets, but also very valuable talent, including experienced miners, seasoned supervisory personnel and key management. We will also benefit from Magnum's wealth of engineering and planning expertise in both surface and underground mining techniques.

As I said previously, Magnum is absolutely committed to the safety of its miners. Like Patriot, Magnum's safety incidents rate is substantially better than industry averages. As we looked at a possible combination with Magnum, this was very important to us, to find a partner with the same core safety values and principles. As we move forward with the new requirements under the Miner Act and various other safety regulations, we will have the opportunity to identify and implement the best practices across both of our companies.

As we discussed on our earnings call in mid February, the fundamentals driving the coal markets are the best we have seen in the past 30 years. The larger production base of the combined company will give Patriot more opportunity to participate in these robust markets. As of March 1, Magnum had a significant portfolio of unpriced coal, with over 40% of expected 2009 and over 70% of expected 2010 production unpriced. In today's strong pricing environment, these unpriced positions provide meaningful upside.

Additionally, since the beginning of the year, Magnum has secured significant quantities of multi-year business in this very strong market. We believe Central App coal will be increasingly valuable as the robust demand is expected to continue, while supplies in this basin have declined in recent years. As a combined company, we will be positioned as the second-largest coal producer in the CAPP region and at least the seventh-largest producer in the nation.

We believe this acquisition fits squarely with our strategy of growing through synergistic, accretive acquisitions and is an important step in executing our strategy and creating shareholder value. In fact, we expect this transaction to be accretive in year one. We look forward to continuing constructive relationships with all of our constituencies as we draw on the broader talent of our combined companies.

As a larger company with a strong sense of corporate responsibility, we intend to be a good steward of the environment and a good neighbor in the communities where we operate and we will work very hard to develop innovative solutions to industry issues. As this merger unfolds in the coming months, we expect Patriot to strengthen in virtually every respect, continuing to build a versatile platform for long-term value creation.

Now I will turn the call over to our Chief Financial Officer, Mark Schroeder, to discuss the financial structure of the transaction and what we see as some of the specific synergies and benefits of this acquisition. Mark?

 Mark Schroeder - Patriot Coal - SVP and CFO

 Thanks, Rick. Like Rick, I am very pleased to be speaking with you today about this acquisition. We believe it clearly enhances Patriot's footprint. Let me briefly address the financial structure of the transaction.

Magnum stockholders will receive approximately 11.9 million newly issued shares of PCX common stock and Patriot will assume approximately $150 million of Magnum's debt expected at closing. So at yesterday's closing price of $46.95 per share, the acquisition price totals approximately $709 million.

We plan to refinance the assumed debt as part of the transaction. We have arranged bridge financing. However, we expect to have permanent financing in place by the closing of the transaction. We will be working through the details of the permanent financing between now and the closing.

Following the closing of the transaction, ArcLight Capital will own approximately 16% of Patriot's shares and Magnum's other stockholders will own a combined 15% interest. Magnum's stockholders will be subject to certain lockup provisions and, as a result of their ownership, Magnum's current owners will have the ability to nominate an additional two members to Patriot's Board of Directors.

We expect the combined company will generate annual revenues well in excess of $2 billion, with annual sales of 40 million tons to 45 million tons. Met coal, on a combined basis, is expected to total between 20% and 25% of our production, or 8 million to 11 million tons, with thermal coal at 75% to 80%.

The combined production will provide Patriot a more balanced asset mix, with 70% underground and 30% surface mining. As Rick previously mentioned, we expect this transaction to be accretive to our EPS. We have computed an initial assessment of the Magnum opening balance sheet for purchase price allocation purposes. The increase in the coal markets over the last several months results in an opening purchase accounting credit related to sales contract valuation.

This balance sheet credit will be amortized into the income statement over the remaining terms of the sales contracts. This amount, coupled with the estimated synergies and the overall combination of Patriot and Magnum operations results in a transaction we believe will be accretive to EPS in year one.

Synergies were an important part in our valuation of Magnum. We see synergies in a number of areas, including operating cost savings, enhanced brokerage and trading operations, the ability to increase met coal production and sales and in the administrative functions. But until our integration plans are more formalized and communicated internally, it's not appropriate to disclose those estimates.

I realize that synergy numbers are interesting and important, but we will defer that discussion to a future point in time. We believe that combining our engineering, mining and commercial expertise will create an even stronger company.

As Rick mentioned, we see real benefits from combining our reserve bases, especially where we have contiguous properties. We also believe we can achieve benefits as we source the larger base of coal production against our respective coal supply agreements, including the ability to sell a greater amount of Magnum's coal as a metallurgical product.

As a reminder, the transaction must be approved by Patriot's shareholders. SEC and FTC approval will also be needed and the customary closing conditions will also need to be satisfied. With all of that, we expect the transaction to close around midyear.

So to wrap up, we are very excited about the prospect of a combined Patriot-Magnum. This acquisition demonstrates our execution on our growth strategy and we look forward to closing the transaction and reaping the many benefits we believe a combined company will bring.

So before opening the call up for questions, I would request that questions pertain only to the Magnum acquisition. We do not plan to discuss our 2008 first quarter at this time. So at this time, I'd like to turn the call over to our operator, John.

 QUESTION AND ANSWER

Operator

 (OPERATOR INSTRUCTIONS)

And first on the line is Jeremy Sussman with Natexis Bleichroeder. Please go ahead.

 Jeremy Sussman - Natexis Bleichroeder - Analyst

 Hi, good morning and congratulations to all.

 Rick Whiting - Patriot Coal - President and CEO

 Thank you.

 Mark Schroeder - Patriot Coal - SVP and CFO

 Thank you.

Jeremy Sussman - Natexis Bleichroeder - Analyst

 Certainly the market seems quite happy with this. I guess the first question I'll get into pertains to margins. And I don't know if you can go here yet or not, but the broad assumption, obviously Magnum's got mostly surface production and your existing production is basically underground. So from a cost standpoint, potential cost improvements could seem to exist, at least relating to Central App, is that certainly a consideration going forward?

 Mark Schroeder - Patriot Coal - SVP and CFO

 Jeremy, this is Mark. Magnum has very good cost structures. Both their surface and underground mine. Rick mentioned the Panther mine. The combination of their surface and underground with our largely underground does create some real potential in an overall cost standpoint.

 Jeremy Sussman - Natexis Bleichroeder - Analyst

 Okay. And I guess as a little bit related, as I look at your mix going forward, will you look to idle any high-cost production, either from your existing mines or Magnum's for some margin improvement. Or am I reading into it correctly, that based on the 40 million ton to 45 million ton a year estimate that you just gave, probably it doesn't look like that's the case?

 Rick Whiting - Patriot Coal - President and CEO

 We're not going into it in this market environment with that expectation. Naturally, if there are market downturns, just as if we were still standalone, we would have to look at what makes sense, what cash flows and what makes reasonable profits and margins. But certainly in this market environment we'd be thinking the other direction to see where we have opportunities to gain synergies between operating properties first hand. And then, after that, looking for opportunities to grow strategically, preferably if we can get some multi-year business to justify additional investment.

I don't think you'll see us bringing much more on just to chase a spot market. I think we have an opportunity now to lay in long-term value in terms of multi-year contracts with high margin.

Jeremy Sussman - Natexis Bleichroeder - Analyst

 That certainly makes sense. And did you say what the lockup period is going to be for Magnum shareholders?

Mark Schroeder - Patriot Coal - SVP and CFO

 For Magnum shareholders, no sales for six months and then it filters in over the following six months. So by the end of a 12-month period they are free to sell.

 Jeremy Sussman - Natexis Bleichroeder - Analyst

 Okay, great. And then, lastly, last question would be I think on slide five it says that Magnum sold 16 million tons, but I thought I saw in the press release that it said they sold 18 million tons. Am I missing something?

Rick Whiting - Patriot Coal - President and CEO

 This is production. On page five is production. They had a very successful year in '07 in trading and brokerage, which made up the difference. So I think that's the difference between the two numbers. The sales was 18 million tons-plus. That shows the benefit of that organization. They're well embedded in that traded arena out there, particularly the Kanawha River market, and that's just one more value we saw in their organization.

 Jeremy Sussman - Natexis Bleichroeder - Analyst

 Fantastic. Congratulations again. Thank you.

 Mark Schroeder - Patriot Coal - SVP and CFO

 Thanks, Jeremy.

 Rick Whiting - Patriot Coal - President and CEO

 Okay.

Operator

 And next to the line of Luther Lu with Friedman, Billings, Ramsey. Please go ahead.

 Luther Lu - Friedman, Billings, Ramsey Group - Analyst

 Hi, Rick and Mark. Congrats on the transaction.

 Rick Whiting - Patriot Coal - President and CEO

 Thank you, sir.

Mark Schroeder - Patriot Coal - SVP and CFO

 Thank you.

Luther Lu - Friedman, Billings, Ramsey Group - Analyst

 A question related. We understand that Magnum has union operations and will therefore come with legacy liability. Can you guys speak a little bit about on that front?

Mark Schroeder - Patriot Coal - SVP and CFO

 Luther, I will. This is Mark. They do have legacy liabilities, like Patriot has legacy liabilities. We're very familiar with how to work with those, how to control those costs. We are not afraid of legacy liabilities and yes, they do. I think their number is in the $500 million range.

Luther Lu - Friedman, Billings, Ramsey Group - Analyst

 Okay. All right. And next question is on page four, you guys gave the unpriced production volumes in percentage terms. Is there any way that you can break it down in tonnage?

 Mark Schroeder - Patriot Coal - SVP and CFO

 Yes, they have 40%. What we had indicated on page four is 40% of 2009 production unpriced, ballpark number, use 18 million tons to 20 million tons as their production in 2009.

 Luther Lu - Friedman, Billings, Ramsey Group - Analyst

 Okay, and what about 2010.

 Mark Schroeder - Patriot Coal - SVP and CFO

 Same number. Maybe increase it slightly on the overall production but same ballpark.

Luther Lu - Friedman, Billings, Ramsey Group - Analyst

 Okay, and in terms of met coal, how much met coal is in that 18 million tons to 20 million tons.

Rick Whiting - Patriot Coal - President and CEO

 Well, let's put it this way. They have not sold much met coal up until this year because Panther was pretty well tied up on steam coal contracts. But as this met market has unfolded and they've had the ability to shift some business around, there's been an increasing amount of met business in this year and there's an anticipation and a great ability to shift more in the future.

They have Panther production, which is all met coal. It's Eagle seam coal, similar to our Kanawha Eagle product. And they have a couple of other projects, one that's already coming online and another one in the pipeline. So you put that all together and they're going to have the ability to produce at least 2 million tons to 3 million tons of high-grade, high-vol met coal, and that will be coming into the mix, but that would be in the total in the 20 million ton-plus range.

 Luther Lu - Friedman, Billings, Ramsey Group - Analyst

 Right, okay, so roughly --

Rick Whiting - Patriot Coal - President and CEO

 Excuse me, Luther. That would largely be unsold, given the nature of the met business, more on one and two-year contracts to this point. So with them coming in new into that market, we'll have a lot of opportunity to lay those tons into new business with existing and probably some new customers, both here in the U.S. and overseas, because we have all those relationships that you're fully aware of.

Luther Lu - Friedman, Billings, Ramsey Group - Analyst

 Yes. And in terms of the -- Rick, you mentioned in terms of capacity expansion, you'd like to see multi-year contracts, and how long will those multi-years be?

Rick Whiting - Patriot Coal - President and CEO

 Well, I think it's reasonable to at least have an amount of tonnage, a percentage of the tonnage, and an amount that would get the payback of the project to ensure that you get your initial payback on the project. So often that would be somewhere probably between two and four years.

 Luther Lu - Friedman, Billings, Ramsey Group - Analyst

 Okay. And have the utilities been willing to commit this kind of length in the last few months? Have you seen that?

Rick Whiting - Patriot Coal - President and CEO

 Yes, we have seen it through the Patriot lenses, and I can also say probably in a stronger way because they've had more uncommitted tons and are a stronger steam coal player, thermal coal player, the Magnum team has definitely seen that, particularly in the last two months to three months.

Luther Lu - Friedman, Billings, Ramsey Group - Analyst

 Okay, great. Thank you very much.

Rick Whiting - Patriot Coal - President and CEO

 Okay, take care.

Operator

 And next to the line of Paul Forward with Stifel Nicolaus. Please go ahead.

Paul Forward - Stifel Nicolaus & Company - Analyst

 Good morning and congratulations.

Rick Whiting - Patriot Coal - President and CEO

 Thank you, greetings.

Mark Schroeder - Patriot Coal - SVP and CFO

 Thank you, Paul. Good morning.

 Paul Forward - Stifel Nicolaus & Company - Analyst

 A few questions here. I guess, well, first of all, maybe on the surface mine permitting issue, how much of Magnum's production do you think might be at risk from -- just if Chambers is upheld?

Rick Whiting - Patriot Coal - President and CEO

 Well, we've taken a very careful look at that and we believe that we're good for at least the next two years to three years. Beyond that, it gets a little more challenging, perhaps. We have factored any potential delays we think might be part of the picture into our economics, so we've fully vetted that, thought through it and made calculated estimates based on that.

Frankly, I do not believe ultimately -- there probably will be some changes, but I think I've said it before, ultimately I believe coal will be mined by similar methods. There will probably be some changes to the techniques to get more aligned with what the litigation is calling for, but that can be factored in, in fact, it has been factored in.

I think a worst-case scenario is an increasing cost structure, could be several dollars per ton, still probably lower-cost production than underground mining, given the seams that are being mined these days. And still in the context of it being a level playing field for the whole industry. So if we have to do it differently to mine these seams, then the costs will possibly go up, but it will go up for all producers, perhaps at different phasing in, depending on when their permits roll off and new ones come on.

But we've thought a lot about that. Magnum has done an excellent job in their engineering and permitting area to move forward, have long, advanced lead times, have permits in the pipeline and we're as confident as we can be and what is one area that brings some uncertainty to the industry in that market, in that region. But we have always taken the high road. I think you can check our reputation back at our predecessor company and a reputation for being environmental sensitive and being straight up with the regulators and the environmentalists, for that matter.

We intend to have an open dialogue. We're going to come in and try to seek solutions on these issues. And that's not to say anything that I think Magnum's done a marvelous job of doing the same thing, but we're going to come in and top right off on that, come in unbiased with a fresh look, a clean piece of paper, follow the advice of the Magnum experts and just build on that with our reputation and the depth and breadth of a larger company with more resources.

Paul Forward - Stifel Nicolaus & Company - Analyst

 Okay, excellent, and just if I remember correctly, when Arch had sold the surface mines to Magnum, there was some -- I think they had expressed some concern in the long run that there would be some pretty decent-sized capital requirements to extend the lives of those mines and essentially move surface production underground.

Is that in the -- when you look at the two year to five-year outlook for those big surface mines, do you have a need to move production underground, and if so, what do you think the capital requirements to do that might be?

Rick Whiting - Patriot Coal - President and CEO

 I think it's going to be a combination. Certainly there are still a lot of long-term solid surface reserves in the same areas as where the existing operations are, in the same vicinity, that could feed through some of the same infrastructure. And the longer-term plans are indeed as the current operations roll off to bring new production on.

Often, it'll be less capital than normal because some of the same equipment can be utilized. It will just be moved across to a different area under a different permit, perhaps a different legal structure. So we have that ability and that's definitely in the plans.

One thing I will say about the previous owners and even the current owners, they have been more surface mine oriented. They're excellent at it and that's one of the attractions here. However, they probably didn't spend as much time as we will and as Magnum has already in looking at underground reserves. They have some very good, thick seams in underground mining.

So we're pretty excited about dialing up and doing more engineering and planning in that area. So we'll be hedged to some degree. If we have difficulty on the surface side, then we have the reserve base here, a much larger reserve base of compliance coal and ultra-low-sulfur coal and met coal to go underground.

We feel like this package is the best of both worlds. The ability to mine for a long time on the surface through existing, established infrastructure and also go underground. And there will be capital associated with growth, but the good news is we can hold the current levels of 20 million tons, 22 million tons without a whole lot of capital beyond the next couple of years.

There's some buildup in the next couple of years. As you know, Blue Creek, as probably heard, Blue Creek is going to be coming on north of the Kanawha River. That's a meaningful project and so there'll be some capital, but it's all within the scope of our financial plan that we've laid out to consider this acquisition.

Paul Forward - Stifel Nicolaus & Company - Analyst

 Okay, great, and maybe just two more questions, if I could. One is Panther. Its production's dropped, if I'm remembering, or I'm getting this information right, about 4 million tons a year in 2004 or so, down to about 1.8 million tons, according to your numbers here, for 2007. What can you do to turn that around?

 Rick Whiting - Patriot Coal - President and CEO

 Well, I don't think we're going to have to do much, because I think Paul and his team have already gotten it turned around. They changed out, went to more robust equipment. They had gone to the wider faces and hadn't necessarily had the engineering and the equipment aligned with the wider faces. They've now gone in and beefed that up. They have done some extensive drilling and planning around some thinner areas where there are some sandstone intrusions and they have laid all that out in their plan.

I'm pleased to report on their behalf that they've had an excellent first quarter. They've been back to the more normal-type run rates that you've seen in -- before they experienced these difficulties over the last 18 months or so. So I think Panther's more likely to be a 3 million ton mine than it is a 2 million ton mine, like it was last year. And with some good results, they could be well above 3 million tons.

Paul Forward - Stifel Nicolaus & Company - Analyst

 Okay, great, and just lastly, has Magnum seen workforce turnover in response to these really strong markets and maybe some poaching by competitors?

Rick Whiting - Patriot Coal - President and CEO

 I think we all have. I think they've kept it at a very low level. I think there have been a lot of people, because of the quality of their people and experience of their people, they are targets. Even at the supervisory level, there has been some. But I think net-net they've probably brought more in from the other side, from other companies, than they've lost. I'm sure of that, in fact, and they continue to upgrade their operating team.

In fact, that's one more attraction we had to this deal. They have solid people coming from similar backgrounds, going back to the Arch days, coming from the entrepreneurial side with the client operations. They all are good coal-mining people with a lot of depth and breadth in that, and that's very attractive to us and I think we'll get some crossover synergy as a result of that. But to answer your question directly, I would have to say they've probably lost a few, but they've gained a lot more very good people.

Paul Forward - Stifel Nicolaus & Company - Analyst

 Okay, sounds good. Thanks.

Rick Whiting - Patriot Coal - President and CEO

 Okay, take care. Have a good weekend.

Operator

 Our next question is from the line of Shneur Gershuni with UBS Securities. Please go ahead.

 Shneur Gershuni - UBS - Analyst

 Hi, good morning, guys.

Rick Whiting - Patriot Coal - President and CEO

 Good morning.

 Shneur Gershuni - UBS - Analyst

 I just wanted to follow-up on the legacy liability question. I think you'd noticed you expected it to be about $500 million or so. Do you happen to know offhand what the annual service was for that, for the legacy liabilities, how much cash you used to service that in the last year or so?

Mark Schroeder - Patriot Coal - SVP and CFO

 The ballpark number is $50 million to $55 million in 2007. That's both the cash and an expense basis.

Shneur Gershuni - UBS - Analyst

 Okay, and one other question I had is just if you can sort of comment on what you thought Magnum's EBITDA was for 2007?

 Mark Schroeder - Patriot Coal - SVP and CFO

 I guess I'll talk some about it. This transaction won't close until mid part of '08, so we'll be well into '08 before we'll actually do the combination. And as we've looked at EBITDA numbers and looked at the contracts that are out there today versus the contracts that were there in 2007 and the cost structure, and Rick mentioned Panther here just a few minutes ago.

If you look at 2008 EBITDA and compare that to the comps that are out there for coal producers trading publicly, we feel we have a very attractive acquisition here. We feel the comps that are out there are in excess of what we are paying for this acquisition. We like where the multiples come out in 2008 and we like even more where the multiples come out in 2009.

Shneur Gershuni - UBS - Analyst

 Okay, when you say that you're looking at it on an attractive basis, so you're saying like an EBITDA per ton basis, if you look at some of the close comps in Central Appalachia, you're saying that you believe that, on an '08 basis, margins are probably in line or higher than their Central Appalachian.

Mark Schroeder - Patriot Coal - SVP and CFO

 I guess just what I was referring to is just EBITDA in total just on the pricing of shares that are out there on the public companies, the coal comps that are out there. And I guess what I was trying to get across is if you look at those comps and compare those to the acquisition price, I feel very good about where Magnum's EBITDA looks for 2008, relative to those comps. In other words, we certainly see an attractive acquisition here, lower than what the comps are trading today, both on 2008 and '09, even more so on 2009.

 Rick Whiting - Patriot Coal - President and CEO

 We're probably saying somewhere in the neighborhood of at least a couple of terms less than the industry comps on this acquisition.

Shneur Gershuni - UBS - Analyst

 Okay, great. Thank you very much.

Rick Whiting - Patriot Coal - President and CEO

 Thank you.

Operator

 And next to the line of David Khani with Friedman, Billings, Ramsey. Please go ahead.

David Khani - Friedman, Billings, Ramsey Group - Analyst

 Yes, hi. We're kind of double-teaming you here. Could you give us a sense of what kind of return metrics you're looking at to make your judgment here when you make these acquisitions? And what do you think the returns are going to be or you're expecting to be on this transaction?

Mark Schroeder - Patriot Coal - SVP and CFO

 David, this is Mark. When we do acquisitions, and although this is the first one we've done within Patriot, as you know, we've had several members of our team, myself included, who have done a lot of these acquisitions in the past. We certainly look at EBITDA multiples as one of the factors and we look at the comps that are out there.

But we spend a heck of a lot more time on just the discounted cash flow calculation, and that's where we have spent the bulk of our time here. We certainly like the EBITDA multiples, but we like the DCF and it's a very attractive acquisition price on a DCF basis, as well as a comps basis.

David Khani - Friedman, Billings, Ramsey Group - Analyst

 And any venture to give us on the return you think you're going to generate off this?

Mark Schroeder - Patriot Coal - SVP and CFO

 I guess it's a little premature to come out with that, just in I think we'll talk more about the guidance, talk more about where we think this is going as we get closer to the closing. But you should feel very comfortable that this is an attractive acquisition. We feel it's a highly accretive transaction in year one.

David Khani - Friedman, Billings, Ramsey Group - Analyst

 The last thing I noticed on Magnum was they did get a couple of permits recently for surface operations. Is that right, or how many permits? Can you quantify a little bit how many permits they have already in hand to allow the production to continue on the surface operations?

Rick Whiting - Patriot Coal - President and CEO

 We've been way down in that detail over the last couple of months and been there. I don't have all that here today, David, in front of me. As far as I know, there's nothing that has anything out in front of them that's a problem here in the next couple of years.

David Khani - Friedman, Billings, Ramsey Group - Analyst

 Okay.

ick Whiting - Patriot Coal - President and CEO

 They have a couple of things in the pipeline that are related to underground face-ups and that, and they have multiple contingency plans for that, mitigation plans if one particular permit of Blue Creek doesn't come through. They have a backup plan that won't even hold them up, may cost a few more dollars to put the mine in. But there are a couple of things like that, but they're very minor in the greater scheme of things.

And they also have -- in one particular case, at Hobet, they have an area that's standby under permit, not the preferred place to go, but if for any reason they're delayed any meaningful time on some of the next permits that come up, they have a place to go to. So they've done a good job of backing themselves up, but I'm not going to speak to the exact timing, because frankly, I don't have it here with me right now, all those individual permits.

David Khani - Friedman, Billings, Ramsey Group - Analyst

 Okay, well, great transaction.

Rick Whiting - Patriot Coal - President and CEO

 I can tell you, we've thoroughly vetted all of that with the right people, the experts that understand it and done as throughout a diligence I think on all these points as any company has done in a while. We've had time to properly go about it and intentionally taken our time to make sure everything's in order because of all the sensitivity around these issues.

 David Khani - Friedman, Billings, Ramsey Group - Analyst

 Yes, thanks.

 Rick Whiting - Patriot Coal - President and CEO

 Yes, take care.

Operator

 Our next question is from Wayne Cooperman with Cobalt Capital. Please go ahead.

Wayne Cooperman - Cobalt Capital - Analyst

 Hey, guys, I think my questions are all about just trying to get some more details on the Magnum positions as far as what they've sold at what price, and if you could give us a little more insight onto their cost structure so we can try to cobble together a good model going forward?

Mark Schroeder - Patriot Coal - SVP and CFO

 Yes, I think -- Wayne, I think the best thing to do, we have to another call, another reason to get back together later on down the road, so maybe we'll save that for the next conversation.

I think it's a little premature to give out too much of that info. As you know, we'll file a proxy here probably in the next month or so and that will give some of the historic information. And then, as we get closer to the closing of this transaction, we'll give a little more information on how we see these two coming together and a little more insight into the cost structure. But I guess I'd like to defer on that one right now --

Wayne Cooperman - Cobalt Capital - Analyst

 How about can you tell us what Magnum's contracted position is, and at what price, and so forth?

Rick Whiting - Patriot Coal - President and CEO

 Not at prices right now. I'll jump in on that one. I'd love to tell you, but --

Wayne Cooperman - Cobalt Capital - Analyst

 I'd love for you to tell me, so we'll be even.

Rick Whiting - Patriot Coal - President and CEO

 I'd love to tell you, but I'll tell you what, price is a pretty sensitive area. We're still competitors and I don't think it would be right for me to be talking about that company's prices in a public space quite yet. We're going to have to get a little closer until we know and actually have probably completed the transaction. In fact, we've kept almost everyone away from that information because we're out there every day.

What I can tell you, I've seen enough and heard enough to know that, if you get out the price curves and look at how the market has transpired, I can assure you that those guys have caught the top of the market. They are very good at this.

Paul and Bob Bennett and the rest of the team are very good at timing the market and they are out there picking their places and making their multi-year commitments in this robust market. As far as specific numbers, I have intentionally not drilled down on those very much, because technically we're still competitors. On the --

Wayne Cooperman - Cobalt Capital - Analyst

 I'm glad we don't have Don Blankenship selling coal for us.

Rick Whiting - Patriot Coal - President and CEO

 No comment. On the cost side, all their cost profile, they've never had a problem with costs on their surface mines. They've all been in a lower percentile. They've done a very good job on that. They have been strapped, up until now with some legacy contracts, large utility contracts.

When you have a 3 million ton or 4 million ton-a-year contract, well below the market at basically at cost levels or slightly above it, it's tough to look good. But when we look at their operating profile and their costs and their productivities and their yardages on their drag lines and their truck shovel, they're excellent. They're as good as it gets on that.

Now on the underground, they got banged around pretty bad with Panther for about a year, year and a half. They've sorted all that out and now they're back year-to-date, they're running almost 60 feet a day with a long wall. You back into that, it's some of the most competitive cost structure underground mining in the country. So they've got a lot going for them, but specifics, we just think it's a little premature to be able to get into that while they're still operating as a separate, independent company.

 Wayne Cooperman - Cobalt Capital - Analyst

 Yes, thanks a lot.

Rick Whiting - Patriot Coal - President and CEO

 When the time comes, we'll be totally transparent. That's the way we operate. As the NASCAR guys say, that's the way we roll.

Operator

 Our next question is from the line of [Tariq Yassussi] with Rockbay Capital. Please go ahead.

Tariq Yassussi - Rockbay Capital - Analyst

 Hi, guys.

Rick Whiting - Patriot Coal - President and CEO

 Hi, Tariq.

Tariq Yassussi - Rockbay Capital - Analyst

 Congratulations on a nice deal.

Rick Whiting - Patriot Coal - President and CEO

 Thank you.

 Tariq Yassussi - Rockbay Capital - Analyst

 When I look at your internal growth targets for met coal and then I look at the Panther mine, the 2 million tons to 3 million tons, so when we look out to 2010, should we assume about 10 million tons to 11 million tons of met coal output on the combined company?

Rick Whiting - Patriot Coal - President and CEO

 I think that's a comfortable number, yes. We may have said a little bit different than that in our news release, but that's the right range.

Tariq Yassussi - Rockbay Capital - Analyst

 Got it. And this is -- what quality met coal is this again? I'm sorry.

 Rick Whiting - Patriot Coal - President and CEO

 This is all high vol, basically something between [32 and 35] vol, for the most part, maybe as high as [36], generally high fluidity, 20,000 DDPM-type low ash, seven, eight ash, world-class, typical blend going to almost every European mill.

This is the kind of stuff that the Brazilian mills love, good domestic base. They've done a lot of business with the domestic steel companies, or we have. And this is just the same product as we have at Kanawha Eagle, where we've done that same kind of business. So Panther and Kanawha Eagle are look-alike on quality.

Tariq Yassussi - Rockbay Capital - Analyst

 All right, got it. And then the second question I had was, previously you guys had articulated a strategy to consolidate and the idea was effectively spreading fixed costs over more tons. So when I look at the combined company doing over 40 million tons, and I assume that you bring those costs down potentially a dollar or two, we're talking about $40 million, $80 million of potential in cost savings. Is that a fair way of looking at it?

Mark Schroeder - Patriot Coal - SVP and CFO

 Tariq, this is Mark. We've looked at synergy from a number of different areas, and certainly the cost side is one of them and the sourcing of contracts is another and there are a number of different areas.

We're not ready yet to talk about what our estimates are for synergies, so I guess I'll beg off of talking about a $40 million or an $80 million number that you threw out, but I will say that we think there's a lot of different areas where there's synergy dollars that could come to this transaction. That the Magnum operations being very close to ours give us a lot of operational synergies and then, as you've mentioned, the larger you are as a company, the more your fixed costs can be spread over those bigger quantities.

So you're exactly right, there are some real dollars out there. I'll beg off of commenting specifically on the $40 million to $80 million, but I will say that when it's appropriate for us to talk about the synergies, we will, and we think you'll feel pretty good about them.

 Rick Whiting - Patriot Coal - President and CEO

 I'll just come back and say your concepts are not that far fetched or unreasonable.

Tariq Yassussi - Rockbay Capital - Analyst

 Excellent. Thank you very much, guys.

 Mark Schroeder - Patriot Coal - SVP and CFO

 Thank you.

Operator

 And we'll go to the line of Mark Caruso with Millennium Partners. Please go ahead.

 Mark Caruso - Millennium Partners - Analyst

 Good morning, guys. Just a few clarification questions. One was did I hear right, the lockup is about six months?

Mark Schroeder - Patriot Coal - SVP and CFO

 The lockup will be 100% lockup for the first six months, so no selling there, and then it filters in -- a certain percentage can be filtered in over the next six months, so that the lockup is gone after 12 months.

 Mark Caruso - Millennium Partners - Analyst

 Got you, okay. And then as far as circling back on the contracting comments that you guys made, so some of the existing legacy contracts were underwater, is that what you're saying? So they have a --

Rick Whiting - Patriot Coal - President and CEO

 Some of those have already rolled off. That's the good news. A lot of them are kind of rolling off here as we go through this.

Mark Caruso - Millennium Partners - Analyst

 Okay.

Rick Whiting - Patriot Coal - President and CEO

 They probably have a couple more, but it becomes -- it gets more diluted. Every six months it goes by, it gets diluted. So they're in pretty good shape if more and more tons open up. We said, with 70% uncommitted by '10, it really opens up.

Mark Caruso - Millennium Partners - Analyst

 So as we look out to '08 and '09, or I should say probably more like '09, '10, a lot of this stuff there is probably similar to what other producers did in the ['40s], is that a safe assumption?

Rick Whiting - Patriot Coal - President and CEO

 They probably still have some stuff in there that they caught away more in more of the five handle, I would think, on some of it. There are probably some '40s. Of the old stuff you're talking about?

Mark Caruso - Millennium Partners - Analyst

 Yes, of the old legacy stuff.

Rick Whiting That old legacy stuff is probably ['40s and '50s].

Mark Caruso - Millennium Partners - Analyst

 Okay, got you. And then as far as costs go, as of the last time they went out to the market, costs were in the -- I'd say low to mid $40 million. Can you kind of give us a sense on how much that changed? It sounds like they had some issues at Panther. I'm just trying to gauge how much that would have changed year over year.

And then if we should think about what you guys talked about in terms of inflation on a go-forward basis, the point earlier about trying to make an accurate model on the cost side. And then it said they were like, I want to say $42 million, $43 million as of last March. And we, obviously being a private company, haven't heard much since then. I'm just trying to get a sense of how much that's changed and how much issues at Panther would have affected that.

ick Whiting - Patriot Coal - President and CEO

 Well if you normalize Panther and take it out and put it in a normal fashion, they're probably in line with inflation. They haven't had any bad things happen across the board. It's been pretty well just normal -- I guess you'd have to throw in some of the Miner Act costs, throw that in on the underground side, which is a lesser part of their equation.

But naturally, they saw some pain last year with Panther that would have altered their averages. But if you pull that out, they still are going to be -- have a very good profile relative to the industry and something derived from those numbers that they were showing when they were out in the public space, plus inflation, probably is reasonable range.

Mark Caruso - Millennium Partners - Analyst

 Okay, perfect. And then the other question I had was as far as on a go-forward basis for contracting, it's still too early as far as -- you guys aren't -- obviously, you're still a separate company. You're not jointly marketing or having, I guess, broader power --

 Rick Whiting - Patriot Coal - President and CEO

 Absolutely. We won't even let our sales guys talk to each other. Anything that's been looked at has been at the senior level or specialist level. We just can't do that. And we won't until we're actually fully married.

Mark Caruso - Millennium Partners - Analyst

 Got you. Great. Thanks so much.

Rick Whiting - Patriot Coal - President and CEO

 Okay, thank you.

Operator

 (OPERATOR INSTRUCTIONS)

And we'll go to the line of Michael Goldenberg with Luminous Management. Please go ahead.

Michael Goldenberg - Luminous Management - Analyst

 Good morning.

Rick Whiting - Patriot Coal - President and CEO

 Good morning, Michael.

Michael Goldenberg - Luminous Management - Analyst

 Congratulations on a great deal.

Rick Whiting - Patriot Coal - President and CEO

 Thank you.

Michael Goldenberg - Luminous Management - Analyst

 So I had a couple of questions. Of the contracts that are still in place, the 40% in '09 and -- I'm sorry, the reverse, 60% on 30%, are any of them still with Arch, the old contracts, and how long are they in place for?

 Rick Whiting - Patriot Coal - President and CEO

 Technically, I think they have at least one situation where the contract -- naturally, Arch doesn't burn coal. It goes ultimately to a utility --

Michael Goldenberg - Luminous Management - Analyst

 Right.

 Rick Whiting - Patriot Coal - President and CEO

 -- but it was -- still goes through Arch or it has some relationship, much in the same fashion as Patriot has a couple contracts that for the next few years will still go through Peabody.

There were a couple of arrangements like that where assignment was not chosen to be the path or feasible, and they are in probably just basically in a pass-through mode. I don't know the exact particulars of it. But there is still some presence of Arch, I believe, in at least one significant coal supply agreement, perhaps two.

 Michael Goldenberg - Luminous Management - Analyst

 How many tons is that?

Rick Whiting - Patriot Coal - President and CEO

 I don't have that detail. I'd say it's probably 2 million tons or less.

 Michael Goldenberg - Luminous Management - Analyst

 Okay.

Rick Whiting - Patriot Coal - President and CEO

 Maybe 3 million tons, on the high side, but I'll say it's 2 million tons, give or take, just from memory a few weeks back.

Michael Goldenberg - Luminous Management - Analyst

 Got you, and another thing, I heard you mention proxy and closing, what are the approvals that you need to get for this deal to close from which regulatory bodies and shareholders or anything?

Mark Schroeder - Patriot Coal - SVP and CFO

 The two major ones are the FTC, and we plan on filing with the FTC in the next two weeks to three weeks. Secondly, with the SEC, just going through and talking about this transaction, filing a proxy, having our shareholders vote on the transaction. So those are the two major regulatory.

That does mean that our shareholders vote on the issuance of these additional shares and then we would have just the normal customary things that you do at the end prior to closing. So the two main bodies are FTC and SEC and then, naturally, our shareholders.

Michael Goldenberg - Luminous Management - Analyst

 But not Magnum's because there's one dominant shareholder of Magnum?

 Mark Schroeder - Patriot Coal - SVP and CFO

 Magnum shareholder approval has already occurred.

Michael Goldenberg - Luminous Management - Analyst

 Okay, and finally, one more question just on your balance sheet and overall corporate -- capital structure. You still remain one of the least levered companies in the space. First, I'm a little surprised that you're not using this time to, I guess, issue more debt. What are your overall thoughts on your capital structure and level of debt in terms of EBITDA, debt to equity, anything.

Mark Schroeder - Patriot Coal - SVP and CFO

 Yes, we have a debt covenant out there of 2.75X. We certainly plan on living within that. At the Patriot level, on a standalone company, we have very minimal debt today, less than $10 million, or in the $10 million range at the end of 2007. The addition of the Magnum $150 million of debt will add to that capital structure, but not in a real meaningful way. We're still well under a 2.75X.

We've used this transaction to increase the debt level some, but we'll look at it as we continue to go forward and look at other acquisition opportunities that are out there and continue to evaluate whether it makes sense to use our stock as currency or the debt market as currency.

 Michael Goldenberg - Luminous Management - Analyst

 And I guess, since you brought it up, other acquisition opportunities, do you see anything in the space of similar size that could be open to discussions or are all other opportunities significantly smaller?

 Rick Whiting - Patriot Coal - President and CEO

 I think the first order of business will be to get this one tucked in and get our feet on the ground and properly integrated and make that a priority for the coming months and through the second half and catch our breath a bit. I think you'll probably see us do some smaller bolt-on things, maybe some JVs or other things along the trail of a coalmine or a project here and there as the year goes along and we have some of those in the pipeline.

But after we catch our breath and make sure everything's running well, there will be other possibilities out there. There are perhaps not -- this reserve base, this over $600 million ton reserve base, is pretty exceptional and also they have the operations already up and running, as opposed to a work in progress that's going to come on later. It's pretty unique and this is a good one. I don't know if we'll find another one like that, but there are other -- there will be other candidates and there will be other opportunities and I'd say, probably within a year or so, we'll be back on the trail for a significant one.

Michael Goldenberg - Luminous Management - Analyst

 Got it. Thank you. Congrats.

Rick Whiting - Patriot Coal - President and CEO

 Thank you. Appreciate your support.

Operator
 And to the presenters, no further questions in queue.

Janine Orf - Patriot Coal - Director, IR

 All right, we're glad you could join us today for your exciting announcement. We look forward to closing the transaction and reporting on our progress and growth in future calls. Thanks for joining us.

ick Whiting - Patriot Coal - President and CEO

 Thanks, everyone.

Operator

 Ladies and gentlemen, this conference is available for replay. It'll be starting either later this afternoon or tomorrow morning. It will be following the filing of the transcript with the FTC.

(OPERATOR INSTRUCTIONS)

That does conclude your conference for today. Thank you for your participation. You may now disconnect.

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Important Information for Stockholders

Patriot Coal Corporation (the “Company”) will file a proxy statement/prospectus with the Securities and Exchange Commission (the “SEC”) in connection with the proposed issuance of Company common stock in the transaction with Magnum Coal Company (“Magnum”).  Investors and stockholders are urged to read the proxy statement/prospectus when it becomes available and any other relevant documents filed with the SEC because they will contain important information about the proposed issuance.  Investors and stockholders may obtain these documents free of charge at the website maintained by the SEC at www.sec.gov.  In addition, documents filed with the SEC by the Company are available free of charge by contacting Janine Orf, Director, Investor Relations, at (314) 275-3680.  The final proxy statement/prospectus will be mailed to stockholders.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

The Company, Magnum and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the stockholders of the Company in connection with the proposed issuance.  Information about the Company’s directors and executive officers is set forth in the Company’s Annual Report on Form 10-K for the year ended December 31, 2007 filed with the SEC on March 14, 2008 and in the Information Statement filed as Exhibit 99.1 to the Report on Form 8-K filed by the Company with the SEC on October 24, 2007.  Additional information regarding the potential participants in the proxy solicitation and information regarding the interests of such potential participants will be included in the proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements

This document contains certain “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995.  Forward-looking statements may be identified by the use of words such as “anticipate”, “may”, “can”, “believe”, “expect”, “project”, “intend”, “likely”, similar expressions and any other statements that predict or indicate future events or trends or that are not statements of historical facts.  These forward-looking statements are subject to numerous risks and uncertainties.  There are various important factors that could cause actual outcomes and results to differ materially from those in any such forward-looking statements.  These factors include, but are not limited to, the following: failure to obtain Company stockholder approval of the proposed issuance; failure to obtain, delays in obtaining or adverse conditions contained in any required regulatory or other approvals; availability and cost of financing; failure to consummate or delay in consummating the transaction for other reasons; changes in laws or regulations; changes in general economic conditions, including coal and power market conditions; the outcome of commercial negotiations involving sales contracts or other transactions; the Company’s dependence on Peabody Energy Corporation in the near future; geologic, equipment and operational risks associated with mining; supplier performance and the availability and cost of key equipment and commodities; the Company’s ability to recover coal reserves; labor availability and relations; availability and costs of transportation; weather patterns affecting energy demand; risks associated with environmental laws and compliance; and the availability and costs of competing energy resources.  The Company undertakes no obligation (and expressly disclaims any such obligation) to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.  For additional information concerning factors that could cause actual results to materially differ from those projected herein, please refer to the Company’s Form 10-K and 8-K reports.